KPMG LLP Suite 1500 15 W. South Temple Salt Lake City, UT 84101

March 25, 2009

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the principle accountants for First Financial Northwest, Inc. and, under the date of March 9, 2009, we reported on the consolidated financial statements of First Financial Northwest, Inc. as of and for the years ended December 31, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2008. On March 11, 2009, we were dismissed. We have read First Financial Northwest, Inc.'s statements included under Item 4.01(a) of its Form 8-K dated March 11, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with First Financial Northwest, Inc.'s statement contained in Item 4.01 (a)(iii).

Very truly yours,

/s/KPMG LLP

KPMG LLP